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                                                       [LOGO] Allied Group


                                          June 4, 1998

Dear Stockholder:

  I am pleased to report that on June 3, 1998, ALLIED Group, Inc. entered into a merger agreement with Nationwide Mutual Insurance Company that provides for the acquisition of the Company by Nationwide at a price of $48.25 per share. Under the agreement, Nationwide is increasing the price of its tender offer for all outstanding shares of common stock to $48.25 per share.

  YOUR BOARD OF DIRECTORS, BASED ON A UNANIMOUS RECOMMENDATION OF THE COMMITTEE OF DIRECTORS NOT AFFILIATED WITH ALLIED MUTUAL INSURANCE COMPANY OR ALLIED LIFE FINANCIAL CORPORATION, HAS UNANIMOUSLY APPROVED THE NATIONWIDE OFFER AND HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE NATIONWIDE OFFER AND TENDER THEIR SHARES TO NATIONWIDE.

  Following completion of the tender offer and approval, if required, by ALLIED Group shareholders, a Nationwide subsidiary will be merged with the Company, and all shares not already owned by Nationwide will be converted into the right to receive $48.25 per share in cash in the merger.

  In arriving at its recommendations, the Committee and the Board of Directors gave careful consideration to a number of factors. These included the increased price per share, the terms of the merger agreement, the elimination and modification of certain conditions to the original Nationwide tender offer, and the opinion of Morgan Stanley & Co. Incorporated, the Company's financial advisor, that the consideration to be received by the stockholders in the Nationwide offer and the merger, taken as a whole, is fair to the Company's stockholders (other than Nationwide and its subsidiaries) from a financial point of view.

  Accompanying this letter is a copy of an amendment to the Company's Schedule 14D-9. We urge you to read carefully the enclosed materials, which contain information about the terms and conditions of the Nationwide tender offer and merger agreement.

  On behalf of the Board of Directors,

                                          Sincerely,

                                          /s/ Douglas L. Andersen

                                          Douglas L. Andersen
                                          President and Chief Executive
                                          Officer